MFS VARIABLE INSURANCE TRUST II
              500 Boylston Street, Boston, Massachusetts 02116-3741
                                  617-954-5000



                                        October 23, 2009


VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     RE: Registration Statements on Form N-14 for MFS Variable Insurance Trust II (the "Trust") File Nos. 333-161866; 333-161867

Ladies and Gentlemen:

         As requested, in connection with the filing of the above-referenced registration statements on Form N-14, we acknowledge the following:

i. the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filings;
ii. the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
iii. the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

If you have any questions, please call the undersigned at 617-954-5843.

                                        Very truly yours,

                                        MFS VARIABLE INSURANCE TRUST II



                                        /S/ Brian E. Langenfeld
                                        Assistant Secretary